BUSINESS FIRST BANCSHARES, INC.

June 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business First Bancshares, Inc.
Request for Accelerated Effectiveness Registration Statement on Form S-3 File No. 333-279754

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Business First Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, as amended, so that it will become effective on June 7, 2024, at 3:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Lowell W. Harrison, Esq. of Fenimore Kay Harrison LLP at (512) 583-5905 or Kevin Strachan of Fenimore Kay Harrison LLP at (770) 282-5117 with any questions you may have with this request. In addition, please notify either Mr. Harrison or Mr. Strachan by telephone when this request for acceleration has been granted.

Very truly yours,

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ Gregory Robertson
Name:	Gregory Robertson
Title:	Chief Financial Officer

cc:	Lowell W. Harrison, Fenimore Kay Harrison LLP Kevin Strachan, Fenimore Kay Harrison LLP